

May 13, 2011

Scott C. Morrison
Chief Financial Officer
Ball Corporation
10 Longs Peak Drive
PO Box 5000
Broomsfield, CO 80021-2510

> **Re:**   **Ball Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2011**
> **Form 10-Q for the Fiscal Quarter Ended April 3, 2011**
> **Filed May 10, 2011**
> **File No. 001-07349**

Dear Mr. Morrison:

We have reviewed your filings and have the following comments.

Definitive Proxy Statement on Schedule 14A Filed on March 11, 2011

Long-Term Incentives, page 26

1. We note your response to comment 19 in our letter dated April 20, 2011; however, we reissue the comment in part. On page seven of your attachment to your response letter, we note that the committee takes individual performance into account based on the committee's subjective judgments regarding the performance of the areas of responsibility for each executive. In future filings, please detail the elements of individual performance and contribution that the committee takes into account or provide specific examples of the factors the committee considers for each individual named executive officer when determining the total amount of long-term incentives. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Performance-Based Cash Awards, page 26

2. We note your response to comment 20 in our letter dated April 20, 2011; however, we reissue the comment in part. As previously requested, in future filings, please disclose the target incentive percentages for the performance period ending in the most recently completed fiscal year. We note your disclosure of the target incentive percentages for the

2010-2012 performance period. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief